UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Summary of FY2024 Business Report

On March 18, 2025, Shinhan Financial Group (“SFG”) filed its FY2024 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Material Information after the reporting period

10. Internal Control

1. Introduction of the Group

Business Objective

Shinhan Financial Group is a financial holding company that was established in September 1, 2001, through a stock transfer from the Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Paribas Asset Management Co., Ltd. The primary business objectives of the company includes the control and management of financial business, as well as financial support for its subsidiaries.

On September 10, 2001, the company was listed on the Korea Stock Exchange and on September 16, 2003, the company was registered with the U.S. Securities and Exchange Commission(SEC), where its American Depositary Shares(ADSs) were listed on the New York Stock Exchange(NYSE).

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Jun. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)

▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)
▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.
▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
April 2023 AITAS Co., Ltd has changed its legal name to Shinhan Fund Partners.
▪
July 2024 Shinhan AI has been dissolved from the list of group’s direct subsidiaries

Overview of the Business Group

Principal(Direct) Subsidiaries under Korean Law (as of December 31, 2024)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Securities	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	75.3%
Shinhan Savings Bank 4)	100.0%
Shinhan Asset Trust 5)	100.0%
Shinhan DS	100.0%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100.0%
Shinhan AI9)	-
Shinhan Venture Investrment 7)	100.0%
Shinhan EZ General Insurance 8)	85.1%
SHC Management	100.0%
1)
Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd
2)
On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)
3)
Jeju Bank is currently listed on the Korea Exchange.
4)
On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
5)
The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.
6)
On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.
7)
On January 11, Neoplux changed its legal name to Shinhan Venture Investment.
8)
On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance) On November 03,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively.
9)
On July 15, 2024, we announced the liquidation and dissolution of Shinhan AI. Co., Ltd. and accordingly Shinhan AI. Co., Ltd. is no longer a subsidiary of SFG.

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan 1)	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.9%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	75.0%
	PT. Shinhan Indo Finance	76.3%
	Shinhan Microfinance Co., Ltd.	100.0%
	Shinhan Vietnam Finance Co. Ltd.	100.0%
	Shinhan Credit Information Co.Ltd	100.0%
Shinhan Securities	Shinhan Securities New York	100.0%
	Shinhan Securities Hong Kong	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	Shinhan Smilegate Global PEF1 2)	10.0%
	Shinhan SKS PEF3)	9.59%
	Shinhan Praxis K-Growth Global Private Equity Fund	14.1%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan Life Care Co., Ltd.	100.0%
	Shinhan Life Insurance Vietnam Limited Liability Company	100.0%
Shinhan Capital	Shinhan-We Venture Debt Fund 4)	34.5%
Shinhan Asset Management	Shinhan Private Equity Fund 2nd 5)	66.3%
	JS Shinhan Private Equity Fund	0.06%
	Shinhan Nautic Private Equity Fund I 6)	9.23%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	Shinhan Rio Green PEF	0.38%

1) SBJ DNX: SBJ Bank own 100% in the aggregate.

2) Shinhan Financial Group and its subsidiaries currently own 14.21% in the aggregate.

3) Shinhan Financial Group and its subsidiaries currently own 33.58% in the aggregate.

4) Shinhan Financial Group and its subsidiaries currently own 98.52% in the aggregate.

5) Shinhan Financial Group and its subsidiaries currently own 99.6% in the aggregate.

6) Shinhan Financial Group and its subsidiaries currently own 36.19% in the aggregate.

Credit Ratings (as of December 31, 2024)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2024.01.19	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.01.29	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.03.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.04.25	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.05.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.05.21	Commercial Paper	A1	Korea Rating(A1~D)
2024.05.21	Electronic Short-term Bond	A1	Korea Rating(A1~D)
2024.06.24	Commercial Paper	A1	KIS Rating (A1~D)
2024.06.24	Electronic Short-term Bond	A1	KIS Rating (A1~D)
2024.06.28	Commercial Paper	A1	NICE Investors Service (A1~D)
2024.06.28	Electronic Short-term Bond	A1	NICE Investors Service (A1~D)
2024.07.18	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.08.23	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.08.30	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.09.24	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.10.24	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2024.11.25	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Capital Structure

Number of Shares (as of December 31, 2024)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)(3)	503,445,325
Number of preferred shares issued(4)	-
Total outstanding shares	503,445,325
Treasury stocks (2)	4,585,561
Total outstanding shares with voting rights	498,859,764

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired 1 share of treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020 and 4,585,560 shares through the acquisition of treasury shares as a result of trust contract on October 25, 2024.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on 25 April, 2022, 4,149,252 on 23 November, 2022, 3,676,470 on 28 March, 2023, 4,243,281 on 16 June 2023, 2,842,929 on 31, August 2023, and 2,744,718 on 27 December 2023, 3,366,257 on 22 March 2024, and 5,974,889 on 28 October 2024 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

4) 17,482,000 shares of Convertible Preferred Shares had automatically converted to common shares on 1 May 2023 upon the completion of conversion claim period.

Dividends

The Company established its mid-term financial targets through the Board of Directors’ resolution on August 11, 2022, under the agenda of “Group Mid-term Strategic Establishment.” These targets included a ROE of 10.5%, ROTCE of 12.0%, and a CET1 ratio of 12.0%.

Subsequently, on February 8, 2024, through the disclosure of cash dividends and dividends in kind, the Company temporarily raised the CET1 ratio target to 13.0%, considering regulatory changes. The Company also communicated its intent to reassess the financial targets after further reviewing regulatory impacts.

Following this, on May 9, 2024, the Board of Directors conducted a review and discussion on the mid-term financial targets. Based on this, additional discussions on July 16, 2024, and a resolution on July 26, 2024, led to the establishment of a Corporate Value-up Plan. The Company has set 2027 as the target year for achieving the following key objectives:

1.
Achieve an ROE of 10% and ROTCE of 11.5%, while maintaining a CET1 ratio of at least 13%
2.
Expand shareholder return ratio up to 50% through an accelerated shareholder return policy
3.
Enhance per-share value by reducing the total number of outstanding shares by 50 million shares

To achieve these goals, the Company has outlined the following implementation methodologies:

1.
Enhancing capital efficiency, creating growth opportunities, and setting tasks to improve ROE
2.
Establishing and operating the ROTCE-ROC value chain
3.
Pursuing a consistent and swift shareholder return policy, with a flexible execution strategy based on PBR stages.

The Company will continue to monitor, evaluate, and communicate any updates or modifications to this plan through Board discussion, reports, and resolutions. The full version of the plan can be accessed on Shinhan Financial Group’s website at www.shinhangroup.com)

Pursuant to Article 165-12(Special Provisions on Profit Distribution) of the Financial Investment Services and Capital Markets Act, an amendment was made on January 21, 2025, allowing the Board of Directs to determine the quarterly dividend record date, which was previously set at the end of March, June, and September.

In line with this amendment, the Board of Directors has pre-determined the dividend record dates for Q1, Q2, and Q3 of 2025 to enhance investors’ predictability of dividend payments. These quarterly dividend record dates will take effect after the approval of the amendment to Article 59-2(Quarterly Dividends) of the Articles of Incorporation, which is scheduled for approval at the 24th Annual General Meeting of Shareholders on March 26, 2025.

2025 Quarterly Dividend Record Dates and Expected Payment Dates

Quarter	Dividend Record Date	Expected Payment Date
Q1 2025	May 2, 2025	May 30, 2025
Q2 2025	August 1, 2025	August 29, 2025
Q3 2025	November 4, 2025	November 28, 2025

Note) The dividend amount for each quarter will be determined at the Board meeting held before each respective record date. The expected payment dates may subject to change based on consultations with relevant institutions.

On February 6, 2025, the Board of Directors resolved to distribute a Q4 dividend of KRW 540 per share, bringing the total annual dividend to KRW 2,160 per share. Additionally, the Company achieved a total shareholder return ratio of 40.2%, marking a 4.2 percentage point increase from the previous year. This includes KRW 700 billion worth of share buyback and cancellation throughout the year.

The Company remains committed to a consistent and accelerated shareholder return policy, focusing on equalized quarterly cash dividends and treasury share cancellation. By maintaining a stable capital ratio and executing a disciplined and differentiated capital management strategy, the Company will continue its efforts to enhance shareholder value.

		(KRW million)
Items	FY2024 (Jan. 01 ~ Dec. 31)	FY 2023 (Jan. 01 ~ Dec. 31)	FY 2022 (Jan. 01 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	4,450,177	4,368,035	4,665,643
(Separate) Net Income	1,619,867	1,671,011	1,249,251
(Consolidated Earnings per share (Won)	8,441	8,048	8,498
Total Cash dividends	1,088,042	1,086,317	1,092,813
Total stock dividends	-	-	-

(Consolidated) Cash dividend payout ratio (%)	24.45	24.87	23.42
Cash dividend yield (%) – common shares	4.26	4.78	5.49
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	2,160	2,100	2,065
Stock dividend per share	-	-	-

1) Cash dividend payout ratio on a common share basis for FY 2023 is 24.66%, and FY 2024 is 24.45%.

2) FY2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

2. Business Results

Operating Results

	(KRW billion)
	FY 2024 (Jan. 01 ~ Dec. 31)	FY 2023 (Jan. 01 ~ Dec. 31)	FY 2022 (Jan. 01 ~ Dec. 31)
Net interest income	11,402	10,818	10,597
Interest income	29,209	27,579	20,092
Interest expense	17,807	16,761	9,496
Net fees and commission income	2,715	2,647	2,414
Fees and commission income	4,295	4,175	3,884
Fees and commission expense	1,580	1,528	1,471
Net insurance income	884	598	1,849
Insurance income	3,392	3,088	3,629
Insurance expense	2,509	2,490	1,780
Net gain(loss) on securities and FX trading/derivatives	2,038	2,485	-381
Provision for credit loss and impairment loss	-2,104	-2,251	-1,318
Net other operating income(expense)	-2,360	-2,300	-1,616
General and administrative expenses	6,116	5,895	5,644
Net operating income	6,459	6,101	5,906
Equity method income	-24	125	122
Other non-operating income(expense), net	-406	-261	339
Profit before income taxes	6,029	5,965	6,367
Income tax expense	1,471	1,487	1,611
Consolidated net profit	4,558	4,478	4,756
Net profit attributable to equity holders of the Group	4,450	4,368	4,666
Net profit attributable to non-controlling interest	108	110	90
1) Some of the totals may not sum due to rounding numbers. 2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY 2024				FY 2023				FY 2022
		Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	403,986.6	55.9	10,220.8	2.53	383,064.0	56.3	9,790.8	2.56	374,433.2	57.3	4,642.7	1.24
	Borrowings	54,754.3	7.6	1,862.4	3.40	53,259.8	7.8	1,895.9	3.56	46,223.1	7.1	938.6	2.03
	Debt Securities Issued	87,474.4	12.1	3,422.0	3.91	76,797.0	11.3	2,735.4	3.56	78,719.1	12.1	1,901.5	2.42
	Other Liabilities	119,008.3	16.5	-	-	111,158.7	16.4	-	-	101,953.7	15.6	-	-
	Total Liabilities	665,223.6	92.0	-	-	624,279.5	91.8	-	-	601,329.1	92.1	-	-
	Total Stockholder's Equity	57,655.6	8.0	-	-	55,597.4	8.2	-	-	51,819.8	7.9	-	-
	Total Liabilities & SE	722,879.2	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-
Use	Cash & Due from Banks	38,020.3	5.3	780.2	2.05	34,892.3	5.1	590.8	1.69	29,660.1	4.5	282.9	0.95
	Loans	434,102.2	60.1	22,542.6	5.19	410,463.6	60.4	21,823.8	5.32	398,391.1	61.0	16,146.9	4.05
	Loans in KRW	339,139.5	46.9	16,520.0	4.87	317,950.0	46.8	16,093.6	5.06	308,197.4	47.2	11,760.0	3.82
	Loans in Foreign Currency	44,188.9	6.1	2,402.3	5.44	40,341.7	5.9	2,160.6	5.36	36,601.1	5.6	1,551.6	4.24
	Credit Card Accounts	27,982.2	3.9	2,256.0	8.06	27,965.4	4.1	2,162.1	7.73	27,229.1	4.2	1,979.3	7.27
	Others	22,791.6	3.2	1,364.3	5.99	24,206.5	3.6	1,407.5	5.81	26,363.5	4.0	856.0	3.25
	FVPL Financial Assets	44,711.6	6.2	1,693.1	3.79	38,184.2	5.6	1,396.4	3.66	38,373.8	5.9	924.4	2.41
	FVOCI Financial Assets	88,378.8	12.2	2,744.1	3.10	84,680.8	12.5	2,357.1	2.78	86,538.1	13.3	1,846.9	2.13
	AC Financial Assets	35,015.5	4.8	1,101.7	3.15	34,708.0	5.1	1,062.1	3.06	29,778.9	4.6	691.8	2.32
	Other Assets	82,650.8	11.4	-	-	76,948.0	11.3	-	-	70,406.9	10.8	-	-
	Total Assets	722,879.2	100.0	-	-	679,876.9	100.0	-	-	653,148.9	100.0	-	-

1) The “Average Balance” is the arithmetric mean of the ending balance of each quarter.
2) FY 2022 has been restated retrospectively to reflect newly applied K-IFRS no.1117 ‘Insurance Contract’ from FY2023.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Aggregate Amount of Equity Capital (A)	53,904.9	50,192.5	46,981.8
Risk-Weighted Assets (B)	341,378.8	314,180.7	291,542.6
BIS Ratio (A/B)	15.79%	15.98%	16.11%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of December 31, 2024 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Shinhan Bank	BIS Capital Adequacy Ratio	17.6	18.1	17.8
Shinhan Card	Adjusted Equity Capital Ratio	20.0	19.7	18.6
Shinhan Securities	Net Capital Ratio	1,345.0	926.6	1,112.9
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	205.7	250.9	267.7
Shinhan Capital	Adjusted Equity Capital Ratio	19.3	19.0	16.4
Shinhan Asset Management	Equity Capital (KRW billion)	316.6	233.2	213.3
	Minimum Capital Requirement (KRW billion)	50.1	49.1	46.8
Jeju Bank	BIS Capital Adequacy Ratio	17.6	17.5	16.4
Shinhan Savings Bank	BIS Capital Adequacy Ratio	20.1	17.6	14.4
Shinhan Asset Trust	Net Capital Ratio	519.1	926.8	1,107.7
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	159.2	469.4	620.8

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪
Shinhan EZ General Insurance became SFG’s wholly-owned subsidiary on June 30, 2022.
▪
The figures as of December 31, 2024 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the FY2024 report, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's FY2024 business report and Shinhan EZ General Insurance's FY2024 management disclosure.

▪

2) Liquidity

Won Liquidity Ratio

(KRW billion, %)

Company	Dec. 31, 2024			Dec. 31, 2023			Dec. 31, 2022
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,051.7	56.4	1,865.9	721.2	235.9	305.8	875.4	131.7	664.5
Shinhan Card	21,546.6	6,077.3	354.5	21,732.0	5,970.0	364.0	21,102.5	5,863.2	359.9
Shinhan Securities	23,664.4	18,128.1	130.5	25,804.2	21,888.6	117.9	19,341.7	13,867.7	139.5
Shinhan Life Insurance	5,635.7	1,359.9	414.4	21,863.8	1,479.1	1,478.2	21,822.0	1,616.3	1,350.1
Shinhan Capital	2,143.6	1,084.1	197.7	2,760.2	1,064.9	259.2	2,949.0	722.3	408.3
Shinhan Savings Bank	608.4	480.2	126.7	721.7	602.2	119.8	684.1	576.2	118.7
Shinhan Asset Trust	186.3	11.0	1,686.2	185.2	21.2	872.0	314.3	27.3	1,151.2
Shinhan AI	32.8	0.0	4,471.2	28.0	0.9	30.5	30.3	0.8	36.9
Shinhan EZ General Insurance	73.1	9.9	736.3	135.3	2.0	6,788.2	83.5	1.7	4,918.8

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and EZ General Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, Shinhan Savings Bank and Shinhan Asset Trust : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

▪
As of July 15, 2024, Shinhan AI has officially withdrawn as a subsidiary of SFG. The liquidity ratio montioned above reflects the status as of the liquidation date.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Dec. 31, 2024			Dec. 31, 2023			Dec. 31, 2022
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	90,658.4	87,753.4	103.3	85,172.4	85,155.4	100.0	82,709.0	83,705.6	98.8
Jeju Bank	939.4	770.1	122.7	1,020.7	813.0	125.6	915.4	823.3	111.8

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June 2022, to 90.0% by end of September 2022, to 92.5% by end of June, 2023. After gradually raising the ratio from July 2023 onward, the plan is to increase it to 97.5% by July 2024 as part of the phased normalization process.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Dec. 31, 2024			Dec. 31, 2023			Dec. 31, 2022
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	531.4	519.2	102.4	33.3	20.8	160.2	65.0	9.9	655.7
Shinhan Bank	63,127.9	56,347.0	112.0	67,956.7	63,159.8	107.6	68,967.5	63,174.9	109.2
Shinhan Life Insurance	2,074.0	163.0	1,272.3	2,598.7	174.4	1,490.1	1,123.3	173.7	646.9
Shinhan Securities	11,083.7	9,616.5	115.3	10,318.0	9,117.0	113.2	6,985.2	6,355.4	109.9
Shinhan Capital	79.7	0.6	13,743.7	55.6	0.4	13,556.1	79.6	0.4	18,859.5
Jeju Bank	10.1	0.8	1,295.2	13.4	2.2	605.7	13.8	14.3	96.9

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Jeju Bank’s foreign currency liquidity ratio is based on the application of the liquidity weight.

Foreign Currency (FC) Liquidity Coverage Ratio

			(%)
Company	FY 2024	FY 2023	FY 2022
	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	148.8	157.8	141.1

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% by end of June 2022, in order to support the capacity of banks to provide funding to businesses affected by COVID-19. Starting from September 2022, the regulation will be reinstated to 80.0%.
▪
Foreign Currency Liquidity Coverage Ratio started from January 2017, and is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Total Loans	452,826.9	413,664.8	412,421.1
Substandard & Below	3,562.4	2,668.4	2,122.9
Substandard & Below Ratio	0.79%	0.65%	0.51%
Non-Performing Loans	2,974.7	2,176.6	1,800.8
NPL Ratio	0.66%	0.53%	0.44%
Substandard & Below Coverage Ratio	132.48%	165.61%	176.99%
Loan Loss Allowance	4,719.3	4,419.1	3,757.4
Substandard & Below Loans	3,562.4	2,668.4	2,122.9

Separate Basis

(%)	Dec. 31 2024			Dec. 31 2023			Dec. 31 2022
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.24	0.18	202	0.24	0.19	233	0.25	0.20	202
Shinhan Card	1.32	0.80	243	1.31	0.70	248	0.92	0.43	315
Shinhan Securites	18.30	18.30	70	12.86	12.86	62	10.16	10.16	57
Shinhan Life Insurance	0.32	0.32	393	0.21	0.21	510	0.06	0.06	357
Shinhan Capital	3.98	2.35	75	1.74	0.74	193	0.93	0.72	118
Jeju Bank	1.32	1.22	114	0.98	0.87	120	0.55	0.46	128
Shinhan Savings Bank	7.90	13.16	72	4.38	9.10	93	2.45	4.27	143
Shinhan Asset Trust	75.15	52.31	43	64.66	9.04	15	23.07	23.07	84

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022
Debt	11,324.1	11,190.4	10,779.8
Equity	26,348.2	26,099.1	26,676.5
Debt to Equity Ratio	42.98%	42.88%	40.41%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Dec. 31, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Woori Bank	1,460.1	-	921.8	-	-	2,381.9
Nong Hyup Bank	477.9	59.3	1,600.2	51.9	-	2,189.3
KB Bank	1,035.8	95.8	746.9	13.2	-	1,891.7
Korea Electric Power Corporation	0.3	-	1,683.8	84.0	-	1,768.0
Samsung Electronics	-	1,696.8	-	-	-	1,696.8
KEB Hana Bank	881.0	18.2	726.1	38.7	-	1,664.0
HD Hyundai Heavy Industries Co.,Ltd	-	-	2.0	1,657.3	-	1,659.3
Lotte Hotel	90.7	515.5	413.8	613.8	-	1,633.7
S-Oil	525.9	918.1	116.9	14.4	-	1,575.2
Mirae Asset Securities	982.0	36.8	551.8	-	-	1,570.5
LG Display	613.9	794.1	144.3	-	-	1,552.4
SK on Co.,Ltd	221.7	1,021.1	290.6	-	-	1,533.4
National Agriculture Cooperative Federation	72.7	-	1,376.4	-	-	1,449.1
NH Investment & Securities	1,219.4	-	125.0	-	-	1,344.4
Samsung Heavy Industries Co.,Ltd	-	-	-	1,259.1	-	1,259.1
KT	114.8	-	1,030.7	49.6	-	1,195.0
LIG NEX1 Co.,Ltd	3.1	-	99.5	1,032.6	-	1,135.1
SK Hynix	498.5	-	539.7	34.0	-	1,072.2
KB Securities	840.0	-	215.5	-	-	1,055.5
Korea Investment & Securities	795.3	34.4	188.2	29.4	-	1,047.3
Total	9,833.0	5,190.0	10,773.1	4,878.1	-	30,674.2
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Dec. 31, 2024 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	447.4	2,596.7	1,584.4	2,079.6	0.0	6,708.2
SK	1,781.8	1,347.7	2,522.1	982.2	0.0	6,633.9
Hyundai Motor Company	1,440.0	2,142.2	1,963.4	603.2	2.0	6,150.8
Lotte	1,720.4	1,011.4	1,749.1	1,033.9	0.0	5,514.8
Hyundai Heavy Industries	486.8	47.4	234.0	3,129.6	-	3,897.8
Hanwha	1,324.0	491.0	1,268.0	691.3	0.0	3,774.3
LG	923.0	918.0	1,194.8	220.6	-	3,256.5
LS	235.4	1,321.7	192.1	1,248.2	0.4	2,997.9
Shinsegae	1,115.7	26.6	666.7	149.6	-	1,958.6
KT	217.6	95.6	1,262.7	145.9	-	1,721.7
Total	9,692.2	9,998.3	12,637.3	10,284.2	2.4	42,614.4
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	151.8	151.8	43.0
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	64.2	64.2	64.2
D	Other financial service activities n.e.c.	56.5	56.5	56.5
E	Other financial service activities n.e.c.	41.7	41.7	0.9
F	Other financial service activities n.e.c.	41.4	41.4	9.3
G	Other financial service activities n.e.c.	30.1	30.1	1.1
H	Other financial service activities n.e.c.	29.4	29.4	29.4
I	Development and subdividing of other real estate	22.4	22.4	9.4
J	Other financial investment businesses	21.8	21.8	21.8
K	Other financial service activities n.e.c.	20.3	20.3	20.3
L	Other financial service activities n.e.c.	20.0	20.0	0.1
M	Other financial investment businesses	20.0	20.0	15.8
N	Management of residential real estate	20.0	20.0	0.6
O	Other financial service activities n.e.c.	19.0	19.0	18.7
P	Financial leasing	17.8	17.8	17.8
Q	Other financial service activities n.e.c.	17.3	17.3	3.7
R	Other non-residential building construction	17.2	17.2	4.5
S	Manufacture of flexible and other printed circuit board	17.4	15.2	2.3
T	Development and subdividing of other real estate	15.0	15.0	15.0
Total		768.7	766.5	459.8
Notes : ▪ Consolidated basis as of Dec. 31, 2024 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY 2024	FY 2023	FY 2022
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	PwC Samil Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY 2024	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,071 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,144 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
FY 2022	PwC Samil Accounting Corp.	987 (annualized basis)	Review/Audit of Financial Statements	9,235 Hours
	PwC Samil Accounting Corp.	130 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,004 Hours

1) Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW 2,351 million(excluding value-added taxes) for FY2024.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than fifteen directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

• Committees of the Board of Directors

We currently have seven management committees that serve under the board:

-
the Risk Management Committee;
-
the Audit Committee;
-
the Remuneration Committee;
-
the Independent & Audit Committee Member Recommendation Committee;
-
the CEO Recommendation Committee;
-
the Environment, Social and Governance (ESG) Strategy Committee; and
-
the Subsidiary’s CEO Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Song Seongjoo (Chair), Lee Yong Guk and Choi Young-Gwon. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

• Audit Committee

The Audit Committee currently consists of three outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon and Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

• Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Choi Young-Gwon (Chair), Kwak Su Keun, Kim Jo Seol. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of four outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Jin Hyun-duk and Song Seongjoo. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of five directors, namely Yoon Jaewon (Chair), Jin Hyun-duk, Bae Hoon, Choi Jae Boong and Choi Young-Gwon. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Lee Yong Guk (Chair), Kim Jo Seol, Choi Jae Boong, Jung Sang Hyuk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

• Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee was established in March 2021 and currently consists of five directors, namely Jin Okdong (Chair), Kwak Su Keun, Yoon Jaewon, Bae Hoon, Lee Yong Guk. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Dec. 31, 2024)

Name	No. of Common Shares owned	Ownership%1)
National Pension Service	43,164,599	8.57%
BlackRock Fund Advisors2)	29,063,012	5.77%
Shinhan Financial Group Employee Stock Ownership Association3)	24,861,162	4.94%

1) Ownership is based on the total number of common shares issued, 503,445,325 shares.

2) The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of 14 September, 2018 and are based disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on 27 September, 2018.

3) The number of stocks owned by Employee Stock Ownership Association is the sum of 24,775,149 shares owned in the Employee Stock Ownership accounts and 86,013 shares in the ESOA account.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2024	Aug. 2024	Sep. 2024	Oct. 2024	Nov. 2024	Dec. 2024
Price per share	High	60,700	61,400	57,200	58,100	57,000	56,400
	Low	47,850	52,800	53,100	51,300	53,000	47,650
	Avg.	53,767	56,724	55,817	56,115	55,114	50,205
Trading Volume		41,341,285	31,506,731	25,322,727	25,299,380	26,796,638	32,004,658
Highest Daily Trading Volume		4,871,313	2,897,784	2,379,852	2,550,815	2,070,220	2,898,181
Lowest Daily Trading Volume		841,977	729,272	858,085	613,508	641,009	594,327

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2024	Aug. 2024	Sep. 2024	Oct. 2024	Nov. 2024	Dec. 2024
Price per share	High	43.33	45.71	44.78	43.20	41.29	38.86
	Low	34.61	38.81	40.24	37.82	38.18	32.87
	Avg.	38.64	42.04	42.27	41.26	39.54	35.04
Monthly Trading Volume		2,415,877	2,682,191	2,849,350	3,380,187	2,677,570	4,468,220
Highest Daily Trading Volume		174,158	294,442	480,378	574,267	396,248	349,324
Lowest Daily Trading Volume		61,439	67,977	56,657	41,314	54,574	62,910
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors and outside directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2025
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2025
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2025
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2025
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2025
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2025
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2025
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2025
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D. in accounting from Korea University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee currently serves as Senior Counsel at Cleary Gottlieb Steen & Hamilton LLP. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms. Kim received a Ph.D. in economics from Osaka City University.

Choi Jae Boong has been our outside director since March 25, 2021. Mr. Choi currently serves as a professor of mechanical engineering at Sung Kyun Kwan University, College of Engineering and director of Human-centered Convergence Design BK(Brain Korea)21+ Project, which is a human resource development program initiated by the Government. Mr. Choi received a Ph.D. in mechanical engineering from University of Waterloo.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D. in business administration from University of North Carolina Chapel Hill.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Chun Sang-yung	Jul. 25, 1969	Deputy President and Chief Financial Officer	Finance Management Team, Investor Relations Part, Accounting Part, Group Business Synergy Part
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center, Management Support Team, PR Team
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Part
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer	Strategic Planning Team, ESG Part, Digital Strategy Part
Lee Youngho	Oct. 17, 1970	Executive Director and Chief Compliance Officer	Compliance Team
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Customer Protection Part	Group Consumer Protection Part
Kim Junhwan	Jun. 23, 1972	Executive Director and	Group Digital Part

Name	Date of Birth	Position	In Charge of
Head of Digital Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Group Audit Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Chun Sang-yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yonsei University.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Koh Seogheon has been our executive director and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Lee Youngho has been our executive director and chief compliance officer since January 1, 2025. Mr. Lee previously served as the general manager of compliance team and chief compliance officer of Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Seogang University.

Park Hyun Joo, has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Dec. 31, 2024)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	11(9)	3,000	No distinction is made between registered directors, outside directors, and members of the audit committee.
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Dec. 31, 2024)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	1,522	761	-
Outside Directors	6	479	80	-
Audit committee members or internal auditor	3	262	87	-
Notes : Represents the total number of applicable persons as of Dec. 31, 2024.

Compensation to Non-registered directors

(As of Dec. 31, 2024)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	6	3,034	506	-

Top 5 Highest-Paid Individuals

1) Compensation exceeding Won 500 million- Individual basis

(KRW million)

Name	Position	Total Amount	Deferred Compensation
Jin Okdong	CEO	1,522

The performance-linked stock compensation (PS) consists of 23,587 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2024 to 2027.

Wang Ho-min	Deputy President	671

The performance-linked stock compensation (PS) consists of 5,944 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2024 to 2027.

Lee Een-kyoon	Deputy President	631

The performance-linked stock compensation (PS) consists of 5,944 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2024 to 2027.

Koh Seog-heon	Deputy President	603

The performance-linked stock compensation (PS) consists of 5,944 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2024 to 2027.

Bang Dong-kwon	Deputy President	568

The performance-linked stock compensation (PS) consists of 5,944 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2024 to 2027.

2) Calculation criteria and method of compensation

(KRW million)

Name	Compensation Type		Total Compensation	Deferred Compensation
Jin Okdong	Earned Income	Salary	850

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	671	-The bonus consists of an annual performance bonus of 332 million won for 2023 and long-term

Name	Compensation Type		Total Compensation	Deferred Compensation

performance bonuses (PS) of 144 million won and 195 million won, which were granted during the period of the individual's tenure as Vice President from 2017 to 2018. The 2023 annual performance bonus was paid in the first quarter of 2024, reflecting the company's annual performance evaluation results based on the criteria established by the Compensation Committee in its first meeting of 2023. The long-term performance bonuses (PS) were also paid in the first quarter of 2024, with the final amounts calculated based on the company's performance over the four years following the grant and the stock price of the company's common stock at the beginning of the year, as determined by the criteria set by the Compensation Committee in each respective year.

-The CEO's annual performance bonus is determined by reflecting the performance evaluation grade, which is based on factors such as the level of achievement of the group's KPI targets, the group's absolute profit scale compared to the past five years, and the scores of the group's KPIs and strategic tasks. The final payment is made after confirming whether any deductions are necessary based on the company's risk management evaluation score.

-In 2023, although the group's net profit decreased by 6.4% year-on-year to 4.368 trillion won, the decrease was attributed to proactive provisions and financial support measures. Despite this, the company maintained strong profit-generation capabilities, with significant increases in non-interest income through the management of its securities portfolio, the launch of the group’s universal app "Super SOL," which improved customer convenience, and the enhancement of customer service through the establishment of an AI contact center, which increased the group's platform MAU. Additionally, the company laid the groundwork for an internal control system by preparing to introduce a proactive governance structure. Considering these factors, the annual performance bonus of 332 million won was paid.

-The long-term performance bonuses (PS) granted in 2017 and 2018 were finalized after four years, with the final amounts calculated based on the number of PS units acquired according to evaluation indicators, such as shareholder value and profitability, as well as the absolute profit scale of the group compared to previous years. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of the year, four years after the grant.

		Stock option	-	Not Applicable
		Other earned Income	1	Employee benefits
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable
Wang Ho-min	Earned Income	Salary	242

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

Name	Compensation Type		Total Compensation	Deferred Compensation

		Bonus	316

-The bonus consists of an annual performance bonus of 189 million won for 2023 and long-term performance bonuses (PS) of 127 million won, which were granted in 2020. The 2023 annual performance bonus was paid in the first quarter of 2024, reflecting the company's annual performance evaluation results based on the criteria established by the Compensation Committee in its first meeting of 2023. The long-term performance bonuses (PS) were also paid in the first quarter of 2024, with the final amounts calculated based on the company's performance over the four years following the grant and the stock price of the company's common stock at the beginning of the year, as determined by the criteria set by the Compensation Committee in each respective year.

-The 2023 annual performance bonus is determined by reflecting the performance evaluation grade, which is based on factors such as the level of achievement of the innovation of the group’s internal control infrastructure, strengthening of the preemptive prevention system for financial accidents, preemptive response to changing trends and strengthening of the legal support system, internalization of an ethical and legal culture, and succession/development of customer-centered originality.

-The long-term performance bonuses (PS) granted in 2020 were finalized after four years, with the final amounts calculated based on the number of PS units acquired according to evaluation indicators, such as individual performance. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of the year, four years after the grant.

		Stock option	-	Not Applicable
		Other earned Income	8	Employee benefits
		Retirement Income	105

In accordance with our executive severance payment regulations, the severance payment is calculated by multiplying the monthly base salary at the time of retirement by the standard payment rate (1 per year of service). The severance payment will be provided based on a monthly base salary of KRW 17.5 million and a service period of 6 years(January 1, 2019 – December 31, 2024)

		Other Income	-	Not Applicable
Lee Een-kyoon	Earned Income	Salary	294

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	334

-The bonus consists of an annual performance bonus of 179 million won for 2023 and long-term performance bonuses (PS) of 155 million won, which were granted in 2020. The 2023 annual performance bonus was paid in the first quarter of 2024, reflecting the company's annual performance evaluation results based on the criteria established by the Compensation Committee in its first meeting of 2023. The long-term performance bonuses (PS) were also paid in the first

Name	Compensation Type		Total Compensation	Deferred Compensation

quarter of 2024, with the final amounts calculated based on the company's performance over the four years following the grant and the stock price of the company's common stock at the beginning of the year, as determined by the criteria set by the Compensation Committee in each respective year.

- The 2023 annual performance bonus is determined based on a comprehensive evaluation of both quantitative and qualitative indicators. Quantitative indicators include shareholder value (Total Shareholder Return), profitability (ROE, ROTCE), asset quality (Non-Performing Loan Ratio), risk (RAROC), and efficiency (Cost-Income Ratio). Qualitative indicators consider strategic objectives such as securing future talent competitiveness and establishing a customer –and future – oriented group image. The bonus amount is calculated by reflecting the performance evaluation grade derived from theses assessments, the achievement rate of the company’s performance targets, and the absolute profit scale compared to previous years. The final amount is determined based on the company’s risk management assessment score.

-The long-term performance bonuses (PS) granted in 2020 were finalized after four years, with the final amounts calculated based on the number of PS units acquired according to evaluation indicators, such as individual performance. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of the year, four years after the grant.

		Stock option	-	Not Applicable
		Other earned Income	3	Employee benefits
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable
Koh Seog-heon	Earned Income	Salary	294

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	308

-The bonus consists of an annual performance bonus of 179 million won for 2023 and long-term performance bonuses (PS) of 129 million won, which were granted in 2020. The 2023 annual performance bonus was paid in the first quarter of 2024, reflecting the company's annual performance evaluation results based on the criteria established by the Compensation Committee in its first meeting of 2023. The long-term performance bonuses (PS) were also paid in the first quarter of 2024, with the final amounts calculated based on the company's performance over the four years following the grant and the stock price of the company's common stock at the beginning of the year, as determined by the criteria set by the Compensation Committee in each respective year.

- The 2023 performance annual bonus is determined based on a comprehensive evaluation of both quantitative and qualitative indicators. Quantitative

Name	Compensation Type		Total Compensation	Deferred Compensation

indicators include shareholder value (Total Shareholder Return), profitability (ROE, ROTCE), asset quality (Non-Performing Loan Ratio), risk (RAROC), and efficiency (Cost-Income Ratio). Qualitative indicators consider strategic objectives such as leading group innovation and transformation and securing future growth drivers. The bonus amount is calculated by reflecting the performance evaluation grade derived from theses assessments, the achievement rate of the company’s performance targets, and the absolute profit scale compared to previous years. The final amount is determined based on the company’s risk management assessment score.

-The long-term performance bonuses (PS) granted in 2020 were finalized after four years, with the final amounts calculated based on the number of PS units acquired according to evaluation indicators, such as individual performance. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of the year, four years after the grant.

		Stock option	-	Not Applicable
		Other earned Income	1	Employee benefits
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable
Bang Dong-kwon	Earned Income	Salary	242

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	318

-The bonus consists of an annual performance bonus of 189 million won for 2023 and long-term performance bonuses (PS) of 129 million won, which were granted in 2020. The 2023 annual performance bonus was paid in the first quarter of 2024, reflecting the company's annual performance evaluation results based on the criteria established by the Compensation Committee in its first meeting of 2023. The long-term performance bonuses (PS) were also paid in the first quarter of 2024, with the final amounts calculated based on the company's performance over the four years following the grant and the stock price of the company's common stock at the beginning of the year, as determined by the criteria set by the Compensation Committee in each respective year.

- The 2023 annual performance bonus is determined based on the performance evaluation grade, which is assessed through various risk management goals. These include rigorous risk management to address potential risk expansion, risk management to support sustainable growth, strengthening the risk management framework for futures growth drivers, enhancing the group’s supervisory system for proactive crisis response, and developing and validating the group’s Basel regulatory capital system. The final amount is determined by reflecting the performance evaluation grade derived from these assessments.

Name	Compensation Type	Total Compensation	Deferred Compensation

-The long-term performance bonuses (PS) granted in 2020 were finalized after four years, with the final amounts calculated based on the number of PS units acquired according to evaluation indicators, such as individual performance. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of the year, four years after the grant.

	Stock option	-	Not Applicable
	Other earned Income	8	Employee benefits
	Retirement Income	-	Not Applicable
	Other Income	-	Not Applicable

Stock Options

None

Stock-based compensation system

- Cash compensation linked to stock

On February 29, 2024, through a resolution of the Remuneration Compensation Committee, our company granted cash compensation linked stock (PS) equivalent to 73,375 shares of our common stock to 9 executives, and the eligibility and amount of payment will be determined in the future based on the company's long-term performance and stock price from 2024 to 2027.

Employees

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2024 (KRW million)	Average Payment per person (KRW million)
Male	129	3 yrs 6mths (16 yrs)	24,734	180
Female	46	4 yrs (12 yrs 6 mths)	6,359	133
Total	175	3 yrs 7 mths (15 yrs 1mth) 1)	31,093	168
1) Average length of service including services within group subsidiaries 2) Total Salaries and wages is the amount paid from Jan.1,2024 to Dec.31, 2024.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2024)	Decrease	Increase	Others	Ending Balance (Dec. 31, 2024)
Shinhan Card	Loan	2019-04-18	2024-04-18	2.04%	100	100	-	-	-
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	40	-	-	-
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2024-11-11	2.39%	170	170	-	-	-
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	-	-	-	100
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2023-10-30	2024-04-30	4.69%	50	50	-	-	-
	Loan	2023-10-30	2024-04-30	4.81%	100	100	-	-	-
	Loan	2019-11-19	2025-02-04	2.79%	516	-	-	72	588
	Loan	2021-05-26	2026-05-12	1.53%	39	-	-	5	44
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	389	-	-	15	404
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	310	-	-	4	314
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	116	-	-	16	132
	Loan	2020-08-20	2025-08-20	2.55%	641	-	-	90	731
	Financial assets at FVPL	2021-06-14	-	2.93%	315	-	-	53	368
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	50	-	-	-
	Loan	2019-05-24	2024-05-24	1.92%	20	20	-	-	-
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2021-05-13	2026-05-12	1.53%	258	-	-	36	294
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	96	-	-	3	99
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	139	-	-	8	147
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50

Shinhan DS	Loan	2023-02-02	2024-02-01	3.86%	15	15	-	-	-
	Loan	2024-02-01	2025-01-30	3.78%	-	-	10	-	10
Shinhan Venture	Loan	2023-10-26	2024-02-26	4.58%	50	50	-	-	-
	Loan	2023-12-11	2024-04-11	4.08%	10	10	-	-	-
	Loan	2024-02-26	2025-02-26	3.84%	-	-	50	-	50
	Loan	2024-04-11	2024-10-11	3.65%	-	10	10	-	-
	Loan	2024-10-11	2025-02-26	3.60%	-	-	10	-	10
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	-	-	100	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	-	-	100	-	100
	Financial assets at FVPL	2024-10-29	2054-10-29	4.10%	-	-	50	1	51
Total					5,304	615	330	303	5,322

9. Material Information after the reporting period

Announcement on Annual Cash Dividends

- In accordance with the resolution of the Board of Directors on February 6, 2025, the Group resolved to pay annual cash dividends.

Total dividend amount to be paid: KRW 267,754,714,560 (KRW 540 per share)

The total number of shares subject to dividend is 495,842,064 shares

Record date: February 21, 2025

Treasury stock acquisition and cancellation

- To enhance the shareholders’ value, the Company made a decision on the acquisition and of treasury stock amounted to KRW 500 billion at the Board of Directors on February 6, 2025.
* The actual amount of treasury stocks acquired by trust is subject to change depending on the operation of deposits and trust fees within the trust contract and future stock prices.

Decision on Record Date for Quarterly Cash Dividend

- Due to the amendment of Article 165-12 (Special Cases for Profit Dividends) of the Financial Investment Services and Capital Markets Act on January 21, 2025, the quarterly dividend record date, which was previously set as the last day of March, June, and September, can now be determined by the Board of Directors. Accordingly, to enhance investors' predictability of dividends, our Board of Directors has pre-determined the dividend record dates for the 1st, 2nd, and 3rd quarters of 2025. The revised quarterly dividend record dates will be applied after the amendment of Article 59-2 (Quarterly Dividend) of the Articles of Incorporation, which is scheduled for approval at our 24th Annual General Meeting of Shareholders in March 2025.

- If there are any changes during the approval process for the Articles of Incorporation amendment at the 24th Annual General Meeting of Shareholders, we will promptly disclose the changes.

- The dividends for the 1st, 2nd and 3rd quarter of FY2025 will be determined at the board meeting held before the dividend record date of each quarter.

- The quarterly Dividend Record Dates and Expected Cash Dividend Payment Dates for 2025 are as follows:

1st Quarter Dividend Record Date: May 2, 2025 / Expected Payment Date: May 30, 2025
2nd Quarter Dividend Record Date: August 1, 2025 / Expected Payment Date: August 29, 2025
3rd Quarter Dividend Record Date: November 4, 2025 /Expected Payment Date: November 28, 2025

*The expected quarterly dividend payment dates are subject to change upon discussions with relevant institutions.

10. Internal Control

Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2023	March 4, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2022	February 28, 2023	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2023	March 4, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2022	February 28, 2023	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

External Auditor’s Audit Opinion of the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
FY2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-
FY2023	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-
FY2022	Samil PricewaterhouseCoopers	Audit	Unqualified	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: March 18, 2025	By:	/s/ CHUN Sang-yung

Name: CHUN Sang-yung
Title: Chief Financial Officer